Filed by: Trinity Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Trinity Capital Corporation
Commission File No.: 000-50266

Los Alamos National Bank Employees:
I am pleased to share a significant and exciting announcement about the future of our bank. Today, we will announce that Los Alamos National Bank entered into an agreement to become part of Enterprise Financial Services Corp, a holding company for St. Louis-based bank, Enterprise Bank & Trust.

 Enterprise Bank & Trust (Enterprise) is probably not a name with which you're familiar, so to begin, I want to tell you a little more about Enterprise.
Much like us, their founders, too, saw a need for a better bank. Through thirty years of consistent, incremental growth, they are now the largest publicly traded community bank headquartered in St. Louis, Missouri. Enterprise operates 28 branch offices in the St. Louis, Kansas City and Phoenix metropolitan areas. With over $5 billion in assets, they have a distinctive size and among their banking peers, Enterprise is ranked in the top 10%.

Most importantly, delivering an exceptional customer experience is a top priority for Enterprise. Their mission to guide people to a lifetime of financial success goes to their core. They are proud of earning a reputation for exceptional client service and satisfaction through long-standing personal relationships. Enterprise retains the intimacy community banks offer by  providing easy access to leadership in every market and investing in the local communities.

Bottom line? I'm incredibly excited about the potential this unlocks for our bank. When Enterprise initially presented us with an offer, we didn't think it would progress further. Through the course of many conversations, we got to know Enterprise better as a company and we got to know their leaders. Every interaction has reinforced that we share a common vision, mission and values.

We believe that joining with Enterprise creates a huge opportunity to leverage each other's strengths and move even faster towards our long-term vision. The combined company will have the scale, breadth and capabilities to compete more effectively and profitably. This merger is great for all constituents, but I am particularly excited for all of you. They have built a culture that offers stimulating work and compelling career paths for their employees.

We will share more information and resources with you in the days and weeks ahead. Please consult with your manager if you have any questions. Or you can contact me directly at 505-663-3990 if you have any concerns or suggestions. In the meantime, please maintain the same unwavering commitment to your customers that has defined our success for the last five decades.

Thank you for all your hard work that has made our bank successful. I am confident Enterprise will honor the LANB legacy as we create our new organization together.

Sincerely,

John S. Gulas
Chief Executive Officer
Los Alamos National Bank
P: 505-663-3990
johnsg@lanb.com

 Forward-Looking Statements

This communication contains statements regarding the proposed transaction between Trinity Capital Corporation (the "Company") and Enterprise Financial Services Corp, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and EFSC.  These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, EFSC and the combined corporation, as well as the businesses and markets in which they do and are expected to operate.  These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans, "seeks," "indicates" and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact.  These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess.  Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  The closing of the proposed transaction is subject to regulatory approvals, the approval of the shareholders of the Company and EFSC, and other customary closing conditions.  There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all.  If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and EFSC and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the Merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the Merger may not be obtained on the Merger's proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation's loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation's business and operating results.  For a more complete list and description of such risks and uncertainties, refer to the Company's Form 10-K for the year ended December 31, 2017, EFSC's Form 10-K for the year ended December 31, 2017, as well as other filings made by the Company and EFSC with the SEC. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the filing of this communication, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger between EFSC and the Company, EFSC will file with the SEC a Registration Statement on Form S-4, which will include a proxy statement of the Company that also constitutes a prospectus. The Company will deliver the proxy statement/prospectus to its shareholders. The Company urges investors and shareholders to read the proxy statement/prospectus regarding the proposed Merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed Merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company's website (www.lanb.com) under the heading "About" and then under the heading "Investor Relations" and then under the tab "Filings and Financials;" or (ii) the Company upon written request to Trinity Capital Corporation, Attn: Investor Relations, 1200 Trinity Drive, Los Alamos, New Mexico 87544. A free copy of the proxy statement/prospectus, as well as other filings containing information about the Company and EFSC may be obtained at the SEC's website (http://www.sec.gov).

Participants in Solicitation

The Company and EFSC and certain of their directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the Merger.  Information concerning the Company's participants is set forth in the definitive proxy statement, dated April 20, 2018, for the Company's 2018 annual meeting of shareholders as filed with the SEC on Schedule 14A.  Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC's 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2018 and as amended by supplements to the proxy statement filed with the SEC on March 14, 2018, March 30, 2018, and April 19, 2018.  Additional information about the Company's directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from the Company using the contact information above.